Nordion Announces ISS and Glass Lewis Recommend that Shareholders
Vote FOR the Transaction with Sterigenics

Ottawa, Canada, May 14, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) today announced two leading proxy research and advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each issued a report recommending its clients vote FOR the transaction with Sterigenics at the upcoming annual and special meeting (the “Meeting”) of Nordion shareholders on
May 27, 2014. Each institution provided clear guidance in making their recommendation:

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ISS noted that “the completion of the arrangement is not subject to any financing condition and 100% of the offer consideration will be paid in cash, which provides certainty of value to shareholders.”  ISS concluded that “in light of the cash premium and the adequate transaction process, shareholder approval of this resolution is warranted.”

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Glass Lewis noted that “given the thorough and rigorous strategic review and competitive sale process, including the unsolicited superior offer and resulting matching $12.25 offer of Sterigenics, we believe that the proposed agreement is in the interests of shareholders.”

The Meeting is scheduled to be held at the Brookstreet Hotel, located at 525 Legget Drive, Ottawa, Ontario, Canada, at 2:00 pm ET on May 27, 2014. Nordion shareholders of record as of the close of business on

April 24, 2014 will be entitled to attend, and to vote at, the Meeting or any adjournments or postponements thereof.

Nordion’s management information circular dated April 22, 2014 and a supplement to the management information circular dated May 8, 2014, along with a letter of transmittal, are available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America. U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the Company’s annual and special meeting of shareholders, and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

About Sterigenics
Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion